CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Medium-Term, Series B - Floating Rate/Fixed Rate	$83,000,000	100%	$83,000,000	$3,261.90
Debt Securities	−	−	$10,000,000,000	$393,000.00
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(1)           Calculated in accordance with Rules 457(o) and 457(r) under the Securities Act of 1933.

(2)           The registration fee associated with the offering of the Medium-Term Notes, Series B referred to in the table is offset against $235,800 of registration fees previously paid on February 4, 2008, of which $110,122.42 was available for credit prior to the offering of the Medium-Term Notes, Series B referred to in the table.  The registrant has instructed its bank to wire transfer $393,000 of additional registration fees to the Commission’s account in connection with the future issuance of $10,000,000,000 principal amount of Debt Securities.  Following the offering of the Medium-Term Notes, Series B referred to in the table, $499,860.52 in registration fees will remain available for offset against future registration fees.

Pricing Supplement dated April 29, 2008 (To Prospectus dated March 7, 2006 and Prospectus Supplement dated March 7, 2006)	Rule 424(b)(3) Registration No. 333-132201

TOYOTA MOTOR CREDIT CORPORATION
Medium-Term Notes, Series B - Floating Rate/Fixed Rate

Capitalized terms used in this Pricing Supplement that are defined in the Prospectus Supplement shall have the meanings assigned to them in the Prospectus Supplement.

CUSIP: 89233PW44

Principal Amount (in Specified Currency): $83,000,000.  TMCC may increase the Principal Amount prior to the Original Issue Date but is not required to do so.

Trade Date: April 29, 2008
Original Issue Date: May 7, 2008
Stated Maturity Date: May 7, 2010

Initial Interest Rate: USD-LIBOR-BBA rate with a designated maturity of 3 months as published on Reuters Page “LIBOR01” at 11:00 a.m. London time on the second London Banking Day preceding the Original Issue Date plus 0.25%
Interest Payment Dates: Quarterly, on the 7th of each February, May, August, and November, commencing August 7, 2008

Issue Price: 100% of the Principal Amount
Net Proceeds to Issuer: 100% of Principal Amount
Agent’s Discount or Commission: 0.0%.  The Agent or its affiliates will enter into swap transactions with TMCC to hedge TMCC’s obligations under the Notes.  The Agent and its affiliates expect to realize a profit in connection with these swap transactions.  See “Use of Proceeds and Hedging” below.
Agent: Deutsche Bank Securities Inc.
Agent’s Capacity: Principal

Interest Calculation:
Floating Rate/Fixed Rate:
Fixed Interest Rate: 3.25% per annum
Fixed Rate Commencement Date: May 7, 2009
Fixed Rate Period: May 7, 2009 to but excluding the Stated Maturity Date

Floating Interest Rate Basis: LIBOR Reuters Page  “LIBOR01”
Floating Rate Period: Original Issue Date to but excluding May 7, 2009

Spread (+/-): + 0.25%
Spread Multiplier: N/A
Index Maturity: 3 month
Index Currency: U.S. Dollars
Maximum Interest Rate: N/A
Minimum Interest Rate: N/A

Interest Rate Reset Period: Each quarter during the Floating Rate Period
Interest Reset Dates: Each of the following dates during the Floating Rate Period:  August 7, 2008, November 7, 2008 and February 7, 2009
Interest Determination Date: The second London Banking Day preceding the Original Issue Date and each Interest Reset Date

Day Count Convention:
During Floating Rate Periods: Actual/360
During Fixed Rate Period: Actual/360

Business Day Convention: Modified Following

Redemption: The Notes are subject to redemption by TMCC, in whole but not in part, at a price equal to 100% of the Principal Amount plus accrued and unpaid interest, on the Redemption Dates, subject to Notice of Redemption
Redemption Dates: May 7, 2009 and each Interest Payment Date thereafter
Notice of Redemption: The redemption of the Notes is subject to not less than 10 days’ prior notice

Repayment: N/A
Optional Repayment Date(s): N/A
Repayment Price: N/A

Original Issue Discount: Yes. See “United States Federal Income Taxation” below.

Specified Currency: U.S. dollars
Minimum Denominations: $10,000 and $10,000 increments thereafter
Form of Note: Book-entry only

Calculation Agent: Deutsche Bank Securities Inc.

Settlement: The Issuer expects that delivery of the Notes will be made against payment therefore on the Original Issue Date.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the Notes more than three Business Days prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement and should consult their own investment advisor.

RISK FACTORS RELATING TO THE NOTES

Investing in the Notes involves a number of risks.  See the risks described in “Risk Factors” on page S-3 of the Prospectus Supplement and those set forth below.  Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

Inclusion Of Commissions And Projected Profit From Hedging Is Likely To Adversely Affect Secondary Market Prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which the Agent is willing to purchase the Notes in secondary market transactions will likely be lower than the Issue Price, because the Issue Price included, and secondary market prices are likely to exclude, the projected profit included in the cost of hedging the obligations under the Notes.  In addition, any such prices may differ from values determined by pricing models used by the Agent, as a result of dealer discounts, mark-ups or other transaction costs.

TMCC Intends To Treat The Notes As Variable Rate Debt Instruments For U.S. Federal Income Tax Purposes.

You should also consider the tax consequences of investing in the Notes. Although the treatment of the Notes for U.S. federal income tax purposes is not entirely clear, TMCC intends to treat the Notes as obligations subject to the Treasury Regulations governing variable rate debt instruments, as described in the section of this pricing supplement called “United States Federal Income Taxation.” Based on certain information received by TMCC from the Calculation Agent, the Notes will generally be subject to the original issue discount provisions of the Code and the Treasury regulations issued thereunder, and a U.S. holder will be required to accrue as interest income the amount of original issue discount (“OID”), subject to certain adjustments.  Please read carefully the discussion under the section “United States Taxation – Material United States Tax Considerations for U.S. Holders – Original Issue Discount” in the prospectus supplement dated March 7, 2006 and the section of this pricing supplement called “United States Federal Income Taxation.” You should consult your tax advisor as to the U.S. federal income tax treatment of the Notes, including any alternative characterization, and the actual amount of OID deemed to accrue on the Notes.

UNITED STATES FEDERAL INCOME TAXATION

Although the treatment of the Notes for U.S. federal income tax purposes is not entirely clear, TMCC intends to treat the Notes as obligations subject to the Treasury Regulations governing variable rate debt instruments, and the discussion herein assumes this treatment.  Based on certain information received by TMCC from the Calculation Agent, TMCC intends to treat the “equivalent” fixed rate debt instrument for the Notes for purposes of calculating OID on the Notes as a debt instrument that pays (i) an annual rate of 3.02% per annum for each quarterly period ending on or prior to May 7, 2009 and (ii) an annual rate of 2.41% per annum for each quarterly period ending after May 7, 2009.  Under this treatment, the Notes would pay “qualified stated interest” of 2.41% per annum and would have a total amount of OID equal to $61.85 per Note (assuming a principal amount of $10,000 and an issue price of $10,000), each of which are subject to adjustment on a quarterly basis to reflect the extent to which actual amounts received on a Note differ from the amounts deemed paid on the “equivalent” fixed rate debt instrument.  Holders should read carefully the discussion under the section “United States Taxation – Material United States Tax Considerations for U.S. Holders – Original Issue Discount – Accrual of OID” and “—Floating Rate Notes” in the prospectus supplement dated March 7, 2006 for a more complete discussion of the application of the variable rate debt instrument and OID rules to the Notes, and should consult their tax advisors as to this treatment, including any alternative characterization.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying prospectus supplement.

To provide a hedge to TMCC, an affiliate of Deutsche Bank Securities Inc. will enter into a swap agreement with TMCC. Under the swap agreement, TMCC will make payments linked to the London interbank offered rate in respect of a notional principal amount equal to the aggregate principal amount of the Notes during the term of the Notes in exchange for receiving payments equal to interest due in respect of the Notes from the affiliate of Deutsche Bank Securities Inc.